Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2005	2004
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,763,715	3,798,866
Weighted average number of shares outstanding during the period including all dilutive potential shares	3,855,748	3,920,211
Net earnings	$1,730,107	$1,558,215
Earnings per share - basic	$0.46	$0.41
Earnings per share - diluted	$0.45	$0.40